Exhibit 99.1

NEWS RELEASE

YAMANA RESOURCE UPDATES FOR LA PEPA, JERONIMO AND AMANCAYA

TORONTO, ONTARIO, JULY 24, 2008 ─ YAMANA GOLD INC. (TSX:YRI; NYSE:AUY; LSE:YAU) today announced resource estimates and updates for La Pepa, Jeronimo and Amancaya.

La Pepa, Chile
The La Pepa project is located in Chile’s prolific Maricunga gold belt. The project is comprised of several deposits and areas. Although drilling and evaluation of the entire project continues, the Company has now completed its first resource estimate of the Cavancha area of the project.  This resource estimate was prepared based on reverse circulation and diamond drilling, with a total of 107 drill holes (92 reverse circulation and 15 diamond drills) having been completed. In addition, 10 surface trenches have been completed utilizing an ordinary kriging method.

Measured and Indicated Resources are estimated at 1.985 million contained ounces of gold. Inferred Resources add an additional 561,000 contained ounces of gold (28.1 million tonnes grading 0.62 g/t).  For the purpose of the foregoing mineral resource, a cut-off grade of 0.5 g/t has been used. The table below estimates the mineral resources at various cut-off grades.

Cut-off (g/t) Au	MEASURED			INDICATED			MEASURED AND INDICATED
	Tonnes	Au(g/t)	Au (oz)	Tonnes	Au(g/t)	Au (oz)	Tonnes	Au(g/t)	Au (oz)
0.3	15,590,000	0.60	301,000	148,016,000	0.56	2,665,000	163,606,000	0.56	2,966,000
0.4	12,187,000	0.68	266,000	112,062,000	0.63	2,270,000	124,249,000	0.63	2,536,000
0.5	8,887,000	0.76	217,000	78,575,000	0.70	1,768,000	87,462,000	0.71	1,985,000
0.6	6,364,000	0.84	172,700	51,069,000	0.78	1,284,000	57,433,000	0.79	1,456,000

Cut-off (g/t) Au	INFERRED
	Tonnes	Au(g/t)	Au (oz)
0.3	75,956,000	0.48	1,172,000
0.4	52,092,000	0.54	904,000
0.5	28,131,000	0.62	561,000
0.6	13,500,000	0.72	312,000

The La Pepa project is within the vicinity of other comparable deposits that are more advanced and larger in size and scale. Based on these encouraging results, the Company is continuing its exploration efforts in order to increase contained ounces (tonnage and grade) and further evaluate the feasibility of the project.

In that regard, metallurgical testwork continues. The work completed to date includes bottle roll tests for oxidized and unoxidized ore. Additional metallurgical testwork includes column leach tests for crushed and run of mine ore.  Metallurgical recoveries are estimated at an average of 70% based on work completed to date, although further testwork is required.

The mineralization is confined to an area of moderate to strong quartz veinlets with disseminated pyrite in argillic, advanced argillic and phyllic alteration zone that measures approximately 400 metres by 500 metres in surface and extends to a depth of at least 600 metres below surface.  The alteration and mineralization are emplaced in a sub-horizontal sequence of porphyritic dacites flows and breccias that have been intruded by a later sequence of rhyolites and related volcanic breccias.  A zone of surface oxidation of approximately 30 to 40 metres in thickness covers a much larger unoxidized deposit.

Jeronimo, Chile
Yamana holds a 57% controlling and operating interest in the Jeronimo project along with its joint venture partner, Corporación Nacional del Cobre de Chile (Codelco), who holds the remaining 43%.  Jeronimo is located in Region II of northern Chile.  The Company completed an update to the resource estimate for this project.

Indicated resources for the Jeronimo project are estimated at 627,000 contained ounces of gold (3.88 million tonnes grading 5.02 g/t). Inferred resources for the Jeronimo project add an additional 1.53 million contained ounces of gold (11.7 million tonnes grading 4.07 g/t).  For the purpose of this mineral resource, a cut-off grade of 2.0 g/t has been used. The table below estimates the mineral resources at various cut-off grades.

	INDICATED
Zone	Upper			Inter Fault			Lower			TOTAL
Cut-off (g/t) Au	Tonnes	Au (g/t)	Au (oz)	Tonnes	Au (g/t)	Au (oz)	Tonnes	Au (g/t)	Au (oz)	Tonnes	Au (g/t)	Au (oz)
2.0	3,585,000	5.06	583,000	181,000	5.51	32,000	118,000	3.20	12,000	3,884,000	5.02	627,000
3.5	2,226,000	6.47	463,000	164,000	5.76	30,000	38,000	4.51	6,000	2,428,000	6.39	499,000
5.0	1,338,000	8.02	345,000	111,000	6.57	23,000	9,000	5.64	2,000	1,458,000	7.89	370,000

	INFERRED
Zone	Upper			Inter Fault			Lower			TOTAL
Cut-off (g/t) Au	Tonnes	Au (g/t)	Au (oz)	Tonnes	Au (g/t)	Au (oz)	Tonnes	Au (g/t)	Au (oz)	Tonnes	Au (g/t)	Au (oz)
2.0	5,002,000	4.00	643,000	1,591,000	4.60	235,000	5,058,000	3.98	647,000	11,650,000	4.07	1,525,000
3.5	2,180,000	5.70	399,000	972,000	5.64	176,000	2,360,000	5.65	429,000	5,511,000	5.67	1,004,000
5.0	987,000	7.61	242,000	552,000	6.69	119,000	1,134,000	7.35	268,000	2,674,000	7.31	628,000

Mineralization at Jeronimo is hosted by sub-horizontal carbonates of Jurassic age.  It is best developed in a fossiliferous limestone near the base of the carbonate sequence and occurs as very fine grained disseminated gold in unoxidized, decarbonatized and silicified limestone.  The gold mineralization occurs commonly with arsenopyrite, marcasite, sphalerite, orpiment and realgar and locally visible gold in strongly silicified jasperoids.  The mineralization has been traced along a strike length of 3.0 kilometres in three spatially and genetically related deposits: Upper, Inter Fault and Lower Jeronimo.  Both Upper and Lower Jeronimo are sub-horizontal manto deposits while the Inter Fault deposit has a steeper dip due to post mineral tectonic movement.  The oxide portion of the Jeronimo deposits, produced approximately 234,000 ounces of gold, which was mined between 1997 and 2002.

During the first half of 2008, a total of 69 combination reverse circulation/diamond drill holes totalling 18,574 metres were completed at the Upper Jeronimo deposit.  The drill holes intersected the mineralization with diamond core and were completed to give a better interpretation of ore grade continuity of the Upper Jeronimo deposit.  This data, along with previous drilling, were used to complete a 3D geologic model and a geologic resource using the ordinary kriging method.

Metallurgical testwork including flotation, pressure oxidation and bio leaching is currently underway to accommodate the unoxidized and refractory nature of the Jeronimo mineralization.

Amancaya, Chile
The Amancaya deposit is located approximately 160 kilometres south of the El Peñón mine.  Yamana is evaluating Amancaya as a stand alone project or in conjunction with the further expansion of El Peñón.

At a 1.0 g/t gold equivalent (AuEq) cut-off grade for the potential open pit resources and a 3.4 g/t AuEq cut-off grade for the underground resources, inferred mineral resources is estimated at 407,000 contained ounces of AuEq at a grade of 9.1 g/t AuEq. This is comprised of 351,000 contained ounces of gold and 3,270,000 ounces of silver in 1.4 million tonnes at an average grade of approximately 7.9 g/t Au and 73 g/t Ag, respectively. The silver to gold conversion ratio used is 65:1 using reasonable long term metal prices, costs and recoveries.

The Amancaya deposit is a low sulphidation, epithermal gold deposit, hosted in a steeply dipping, structurally controlled, quartz vein. Mineralization is comprised of disseminated native gold and silver, electrum, silver sulphosalts, and accessory sphalerite, galena, chalcopyrite, and pyrite occurring with quartz, adularia, carbonates, clay minerals, limonite, and manganese oxides. These minerals were deposited from boiling of dilute saline fluids circulating in a hydrothermal system driven by the Eocene to Paleocene magmatism.

The mineralization at Amancaya is hosted in the Central Vein, a steeply dipping quartz vein extending over a length of 1,300 metres, of which half is under alluvial cover.  The vein comes to surface on a small hill composed of a brecciated dacite-andesite dome.  Its main strike is N15°E and dips vary between 59° and 90° to the east. There is an abrupt change in strike to S30°E towards the south part of the vein. The vein has an average thickness of 1.5 metres and is currently known to have 280 metres of vertical extent. Drilling has shown that the vein and mineralization are continuous.

Yamana will continue with an exploration and infill drilling program.

Qualified Person
Mr. William H. Wulftange, P. Geo., Director, Corporate Technical Compliance of Yamana Gold Inc., has reviewed and approved the data contained within this press release pertaining to La Pepa, Jeronimo and Amancaya and serves as the Qualified Person as defined in National Instrument 43-101 for these projects.

In this Press Release, the terms “mineral resource”, “inferred mineral resource”, “indicated mineral resource” and “measured mineral resource” have the meanings ascribed to those terms by the Canadian Institute of Mining, Metallurgy and Petroleum, as the CIM Definition Standards on Mineral Resources
and Mineral Reserves adopted by CIM Council on December 11, 2005.

LOOKING FORWARD
The La Pepa, Jeronimo and Amancaya projects have been advanced since the acquisition of Meridian.  Having completed the first ever resource estimate for La Pepa, Yamana continues to evaluate the size, scale and economic potential of the project and is encouraged by the initial size of the deposit.  The Company will continue to evaluate Jeronimo in conjunction with its joint venture partner, as well as evaluate Amancaya as a stand alone project or satellite to El Peñón.  The Company is also evaluating the adjacent areas to Amancaya to potentially increase its size and scale.

These are all longer-term projects that further contribute to the future growth of the Company.  They give further comfort and confidence that the Company’s projects are advancing in order to achieve its stated objective and strategic plan of increasing resources, developing projects and growing production. In the meantime, Yamana is focusing on advancing Mercedes and Ernesto/Pau-a-Pique as new projects, and increasing its resources at El Peñón and QDD Lower West at Gualcamayo.

Resource estimates are calculated at a point in time.  The resource estimates for La Pepa, Jeronimo and Amancaya are as of July 4, 2008, July 18, 2008 and March 25, 2008, respectively.  Exploration and drilling efforts would have continued since those dates although would not be reflected in the stated resource estimates.

STRATEGIC OUTLOOK
Yamana has previously guided that its production range is expected to be 1.95 to 2.5 million gold equivalent ounces (GEO) in 2012.  Based on existing resources, sustainable production of 1.95 million GEO is supported for and from 2012.  Assuming all projects are developed as planned and on schedule, the maximum production is expected to increase to the higher end of the range.  Based on existing resources and proposed increases at projects now being evaluated, the Company has formed a strategic objective of 2.2 million GEO in 2012. As the Company matures its projects, increases its resources and continues with feasibility work, the Company will upgrade its strategic plan into a more formalized mine plan for each project under evaluation.

LOOKING AHEAD

Upcoming Events

Event	Expected Date
Ongoing drill programs at Mercedes and El Peñón	Throughout 2008
Production commences at Gualcamayo	Late 2008
Begin operations at São Vicente	Late 2008
Completion of Phase Two expansion at Jacobina	Late 2008
Complete Minera Florida expansion	Late 2008
Complete throughput increases at El Peñón	Late 2008
Gualcamayo feasibility level study update (QDD Lower West)	Late 2008
Feasibility level study for Mercedes	Late 2008
Complete internal study on Chapada pyrite and oxide project	By late 2008
Complete feasibility level study for Chapada expansion	By late 2008
Complete scoping study for El Peñón mine and plant expansion	By late 2008

About Yamana

Yamana is a Canadian-based gold producer with significant gold production, gold development stage properties, exploration properties, and land positions in Brazil, Argentina, Chile, Mexico, Central America and the United States. Yamana is producing gold and other precious metals at intermediate company production levels in addition to significant copper production. The company continues to build on this base through existing operating mine expansions and throughput increases, the advancement of its exploration properties and by targeting other gold consolidation opportunities in Brazil, Argentina, Chile and elsewhere in the Americas.

MEDIA INQUIRIES:

Mansfield Communications Inc.
Hugh Mansfield
(416) 599-0024

FOR FURTHER INFORMATION PLEASE CONTACT:

Letitia Wong
Director, Investor Relations
(416) 815-0220
Email: investor@yamana.com

FORWARD-LOOKING STATEMENTS: This news release contains certain “forward-looking statements” within the meaning of Section 21E of the United States Securities Exchange Act of 1934, as amended and “forward-looking information” under applicable Canadian securities laws.  Except for statements of historical fact relating to the Company, information contained herein constitutes forward-looking statements, including any information as to our strategy, plans or future financial or operating performance.  Forward-looking statements are characterized by words such as “plan,” “expect,” “budget,” “target,” “project,” “intend,” “believe,” “anticipate,” “estimate” and other similar words, or statements that certain events or conditions “may” or “will” occur.  Forward-looking statements are based on the opinions, assumptions and estimates of management considered reasonable at the date the statements are made, and are inherently subject to a variety of risks and uncertainties and other known and unknown factors that could cause actual events or results to differ materially from those projected in the forward-looking statements.  These factors include possible variations in ore grade or recovery rates, fluctuating metal prices (such as gold, copper, silver and zinc), prices for sulfuric acid and currency exchange rates (such as Brazilian Real versus the US Dollar), changes in the Company’s hedging program, changes in the Company’s corporate resources, changes in project parametres, changes in project development and production time frames, the possibility of project cost overruns or unanticipated costs and expenses, higher prices for fuel, steel, power, labour and other consumables contributing to higher cash costs and general risks of the mining industry, failure of plant, equipment or processes to operate as anticipated, unexpected changes in levels of sustainability of production, final pricing for concentrate sales, unanticipated results of future studies, seasonality and unanticipated weather changes, as well as those risk factors discussed or referred to in the Company’s annual Management’s Discussion and Analysis and Annual Information Form filed with the securities regulatory authorities in all provinces of Canada and available at www.sedar.com, and the Company’s Annual Report on Form 40-F filed with the United States Securities and Exchange Commission.  Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be anticipated, estimated or intended.  There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements.  The Company undertakes no obligation to update forward-looking statements if circumstances or management’s estimates, assumptions or opinions should change, except as required by applicable law.  The reader is cautioned not to place undue reliance on forward-looking statements. The forward-looking information contained herein is presently for the purpose of assisting investors in understanding the Company’s expected financial and operational performance and results as at and for the periods referenced and may not be appropriate for other purposes.

CAUTIONARY NOTE TO U.S. INVESTORS CONCERNING ESTIMATES OF MEASURED, INDICATED AND INFERRED MINERAL RESOURCES
This news release uses the terms “Measured”, “Indicated” and “Inferred” Mineral Resources.  United States investors are advised that while such terms are recognized and required by Canadian regulations, the United States Securities and Exchange Commission does not recognize them.  “Inferred Mineral Resources” have a great amount of uncertainty as to their existence, and as to their economic and legal feasibility.  It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category.  Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or other economic studies.  United States investors are cautioned not to assume that all or any part of Measured or Indicated Mineral Resources will ever be converted into Mineral Reserves.  United States investors are also cautioned not to assume that all or any part of an Inferred Mineral Resource exists, or is economically or legally mineable.